EXHIBIT 99.1

TDC Annual General Meeting - Resolutions

COPENHAGEN, Denmark - Today the Annual General Meeting of TDC approved the Company's 2003 Financial Statements, as presented in the Annual Report. In addition, the AGM adopted the proposal put forward by the Board of Directors for the distribution of net income for fiscal year 2003.

Dividend of DKK 12.00 will be paid per share of a nominal value of DKK 5.

The following members of the Board of Directors were re-elected by the General Meeting: Thorleif Krarup (Chairman of the Board of Directors), Lloyd Kelley (Vice Chairman), Larry Boyle, Niels Thomas Heering, Rick L. Moore, James W. Callaway, Jonathan Klug and Kurt Anker Nielsen.

As alternates for the six Board members elected by the Annual General Meeting, where no shareholders shall abstain from voting, cf. Article 14 of the Articles of Association, Richard McCormick (first alternate) was re-elected and William Caldwell (second alternate) was elected.

New member of the Board of Directors elected by the employees is: Jan Bardino. The three other members of the Board of Directors elected by the employees remain: Leif Hartmann, Steen Jacobsen and Bo Magnussen.

PricewaterhouseCoopers and Ernst & Young were re-elected as state-authorized public accountants to TDC A/S.

The AGM approved an authorization to the Board of Directors - until the next Annual General Meeting - to let the company acquire own shares at a nominal value of up to 10 percent of the share capital in accordance with section 48 of the Danish Companies Act.

The AGM also renewed the authorization of the Board of Directors to issue new shares of up to 10% of the nominal share capital until March 28, 2009.

For further information please contact TDC Investor Relations at +45 3343 7680.

Contacts:

TDC A/S
Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com